News Release TSX-V: PDO May 10, 2011

PORTAL RESOURCES LAUNCHES FIVE WELL DRILLING PROGRAM
AT BIRDBEAR OIL PLAY IN SASKATCHEWAN

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that a five well drilling program (1.25 net) at the Birdbear oil play in West Central Saskatchewan is now underway. Portal and its partner have secured all the necessary licensing and regulatory approvals to drill one vertical well, re-enter and complete two existing vertical wells and drill two horizontal wells.

One rig is mobilized and has drilled and cased the vertical well at 1-31 W3M. Portal expects to commence drilling its first horizontal well as soon as road conditions allow, anticipated to be within seven to 10 days.

The first horizontal well will be at 12-36 W3M intersecting the Birdbear Formation at a depth of 800 meters and proceed for approximately 800 meters horizontally.  This well directly offsets six horizontal wells drilled by Talisman Energy Ltd. in late 2010 and early 2011. Talisman has not yet released production data for these wells. Portal’s first horizontal well is also adjacent to existing horizontal production in the Birdbear formation that had initial production rates of 100 to 200 barrels of oil per day (bopd).

Since March 28, 2011 when Portal announced its plans to develop the Birdbear oil play, the Company has secured an additional two sections of contiguous land by way of a seismic option. Payment for the lands is by way of a sliding scale nonconvertible royalty. A service rig has been moved on location at 7-19 W3M to commence re-entry operations of an existing vertical wellbore and planning is underway to re-enter a second wellbore on the option lands.

About Portal Resources

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information. The Company trades on the TSX Venture Exchange under the symbol PDO.

ON BEHALF OF PORTAL RESOURCES LTD.

David Hottman

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

 Statements contained in this news release that are not historical facts are anticipated results and forward-looking statements that involve various risks and uncertainty affecting the business of Portal. Actual results may vary materially from the information provided in this release. As a result, there is no representation by Portal that actual results realized in the future would be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance.

Portal is involved in the exploration for hydrocarbons and all of its current property holdings are in the grassroots or primary exploration stage. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures incurred on Portal’s exploration properties will result in discoveries of commercial quantities of hydrocarbons. Portal’s future success in exploiting and establishing a reserve base will depend on Portal’s ability to raise funds to develop its current properties and on its ability to discover hydrocarbons and acquire properties or prospects that are producing. There is no assurance that Portal’s future exploration and development efforts will result in the discovery or development of commercial accumulations of oil and natural gas.

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net